

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2023

Vicky Zhang
Chief Financial Officer
Adlai Nortye Ltd.
c/o PO Box 309, Ugland House
Grand Cayman, KY1-1104
Cayman Islands

> **Re: Adlai Nortye Ltd.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed September 12, 2023**
> **File No. 333-273465**

Dear Vicky Zhang:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2023 letter.

Amendment No. 3 to Registration Statement on Form F-1

June 30, 2023 Financial Statements
15. Financial Liabilities at FVTPL, page F-84

1. It appears that the dates by which a Qualified IPO must occur as defined on page F-85 have now passed. Please clarify or confirm and revise your document to address as/if applicable. If so, also revise to disclose: i) whether the holders of your various series of preferred shares intend to either convert into ordinary shares or require the Company to redeem such preferred shares, if known; and ii) the expected financial statement implications of such potential conversion and/or redemption subsequent to June 30, 2023.

        You may contact Jenn Do at 202-551-3743 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Laura Crotty at 202-551-7614 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Ke Geng